[Wells Fargo Advantage Funds Letterhead]

December 5, 2012

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:       Wells Fargo Funds Trust
Registration Nos. 333-74295; 811-09253 (the “Registrant”)
Post-Effective Amendment No. 266 to the Registration Statement on Form N-1A

Ladies and Gentlemen:

On November 16, 2012, the Registrant made a filing pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”), Post-Effective Amendment No. 266 (accession no. 0001081400-12-000327). On the facing page of this filing, the Registrant inadvertently included an effective date of February 1, 2012. The correct date should be February 1, 2013.

If you have any questions or require additional information to assist you in your review of this filing, please contact Brian Montana at 617-210-3662.

Very truly yours,

/s/ Brian Montana

Brian Montana
Senior Counsel